Exhibit 13(d)

AMENDMENT

To Transfer Agency and Service Agreement

Between

Each of the Nuveen Closed-End Investment Companies Listed on Exhibit A

And

State Street Bank and Trust Company

This Amendment is made as of this 29th day of October 2015, between each of the Nuveen Closed-End Investment Companies Listed on Exhibit A to the Agreement (defined below) (collectively, the “Fund”) and State Street Bank and Trust Company (the “Transfer Agent”). In accordance with Section 16.1 (Amendment) of the Transfer Agency and Service Agreement between the Fund and the Transfer Agent dated October 7, 2002, as amended, (the “Agreement”), the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Issuance of Term Preferred Shares. Certain of the Funds intend to issue series of preferred shares to be designated as Term Preferred Shares pursuant to a Statement Establishing and Fixing the Rights and Preferences of Term Preferred Shares (each, a “Statement”). In connection with such Statement, the Transfer Agent has agreed to serve as Redemption and Paying Agent as described in the Statement and provide the services solely as set forth herein.

2.	Additional Services. The Agreement is hereby amended to add the following new Section set forth below:

“2D. Distribution and Redemption Services for Funds (“Term Preferred Funds”) Issuing Term Preferred Shares (“Term Preferred Shares”).

In addition to the other services provided under this Agreement, the Transfer Agent agrees to provide the following additional services to the Term Preferred Funds:

(i)	Maintain a registered account for The Depository Trust Company (DTC) (including in its nominee name, Cede & Co.) for each series of Term Preferred Shares issued by such Term Preferred Fund in book entry form through the Direct Registration System (“DRS”);

(ii)	Provide dividend disbursing services consisting of effecting wire transfer of dividend payments to DTC on payable date. For each dividend, the applicable Term Preferred Fund shall provide the Transfer Agent with the dividend record and payable date as well as the dividend rate per Term Preferred Share. All funds for the payment of dividends must be received by 12:00 noon Eastern Time on the payable date via Federal Funds Wire or Bank Demand Deposit account debit;

(iii)

Upon notification that Term Preferred Shares will be redeemed/liquidated, designate a project manager to carry out redemption duties, including document review, review of communication materials, project management, and on-going project updates and reporting. (For each Term Preferred Fund redemption, the Transfer Agent shall be provided with a written instruction from the Term Preferred Fund setting forth the date of redemption/payable date and the amount to be paid per Term Preferred Share);

(iv)	Coordinate the redemption with DTC, and if requested by the Term Preferred Fund, supply the Term Preferred Fund’s Notice of Redemption to DTC or other holders of Term Preferred Shares;

(v)	On the redemption date, debit the registered shareholder(s) DRS account for the Term Preferred Shares to be redeemed and make payment according to instructions received from the Fund, including instructions concerning the redemption price to be paid per Term Preferred Share. (All funds for redemption payments must be received by the Transfer Agent, via Federal Funds Wire, ACH or Demand Deposit Account debit, by 12:00 noon, New York City Time, on the redemption date.);

(vi)	Hold or cause to be held all funds deposited with the Transfer Agent by a Term Preferred Fund for payment to the holders of the Term Preferred Shares in trust for the benefit of such holders. All interest earned on such funds shall accrue solely for the benefit of such Term Preferred Fund;

(vii)	Accept instructions from the applicable Term Preferred Fund with respect to the investment or reinvestment of any funds consisting of cash deposited prior to the applicable payment date therefor in cash or cash equivalents (short-term), provided that the proceeds of any such investment will be available as same day funds at the opening of business on the applicable payment date; and

(viii)	In the event of an overpayment of funds by the Term Preferred Fund as a result of an error in calculation or a decrease in the dividend rate on the shares while funds are being held, cause any such funds paid to the Transfer Agent in accordance with the foregoing but not applied by the Transfer Agent to the payment of dividends, redemption payments or other payments on the Term Preferred Shares, including interest earned on such moneys while so held, to be repaid to the applicable Term Preferred Fund as soon as possible after the date on which such funds were to have been so applied, upon the instruction of such Term Preferred Fund. The Transfer Agent shall have the right to request an opinion of counsel and/or certification from an officer of the Term Preferred Fund that such return of funds is in compliance with the Statement and applicable law, as well as such other documentation concerning die overpayment as may be reasonably requested.”

3.	Fee Schedule. The current Fee Schedule to the Agreement (“Schedule 5.1”), dated July 15, 2015 through May 10, 2017, is hereby amended to add the following new section after the section entitled “Annual Account Service Fees”:

““Term Preferred Funds”

For services provided under this Agreement for the Term Preferred Funds, the following fees shall apply in lieu of the Annual Account Service Fees:

(Fees in each case are per Term Preferred Fund):

Initial Set-up Fee	$1,500
Monthly Administrative Fee	$1,350
Monthly Fee per Additional Series of Shares	$350
Per Cusip – Full Redemption	$2,500
Per Cusip – Partial Redemption	$3,000

If at any time Term Preferred Shares of any Term Preferred Fund are not held by DTC as the sole registered shareholder in book-entry form through the DRS, the Transfer Agent shall have the right to propose an amendment to the foregoing fees to reflect the additional costs related to providing the services contemplated hereby with respect to additional registered holders of Term Preferred Shares or shall have the right to terminate its services hereunder with respect to such Term Preferred Shares of such Term Preferred Fund only upon 90 days’ prior written notice. In addition, if such amendment is not acceptable to the Term Preferred Fund, it may terminate the Transfer Agent’s services with respect to such Term Preferred Shares of such Term Preferred Fund only, on 90 days’ prior written notice.”

4.	All defined terms and definitions in the Agreement shall be the same in this Amendment except as specifically revised by this Amendment.

5.	Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

6.	For each Fund that is a business trust, the Fund’s Declaration of Trust is on file with the Secretary of The Commonwealth of Massachusetts. This Amendment is executed on behalf of each such Fund by the Fund’s officers as officers and not individually. The obligations imposed upon each such Fund by this Amendment are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

EACH OF THE NUVEEN CLOSED-END INVESTMENT COMPANIES LISTED ON EXHIBIT A TO THE AGREEMENT		STATE STREET BANK AND TRUST COMPANY

By:	/s/ Tina M. Lazar	By:	/s/ Gunjan Kedia
	as an Authorized Officer on behalf of each of the Funds indicated on Exhibit A	Name:	Gunjan Kedia

		Title:	Executive Vice President

Name:	Tina M. Lazar

Title:	Senior Vice President